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SEC Mail Processing Section

MAR 02 2021

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Choice Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Arwine Court; Suite 101

(No. and Street)

Euless	TX	76040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT CARGIN 817-280-9900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhodes Osiek Patyk & Company, LLP

(Name – *if individual, state last, first, middle name*)

2170 West Interstate 20	Arlington	TX	76017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert K. Cargin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Choice Securities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

MEGAN SPICER - NOTARY PUBLIC
MY COMMISSION EXPIRES 05/18/2025
STATE OF OHIO

Megan Spicer

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

World Choice Securities, Inc.

Financial Statements
As of
December 31, 2020

Together With
Auditor's Report

Rhodes Osiek Patyk & Company, L.L.P • Certified Public Accountants

WORLD CHOICE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of World Choice Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of World Choice Securities, Inc. (the Company) as of December 31, 2020, and the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly in all material respects, the financial position of World Choice Securities, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of World Choice Securities, Inc.'s management. Our responsibility is to express an opinion on World Choice Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States)("PCAOB") and we are required to be independent with respect to World Choice Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I Computation of Net Capital (Schedules II, III and IV are not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of World Choice Securities, Inc.'s financial statements. The supplemental information is the responsibility of World Choice Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, Schedule I Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rhodes Osick Patyk & Company

We have served as World Choice Securities, Inc.'s auditor since 2000.

Arlington, Texas
February 24, 2021

WORLD CHOICE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

CURRENT ASSETS:		
Cash	$	116,131
Clearing deposits		51,925
Receivable from dealers		132,270
Total current assets		300,326
PROPERTY AND EQUIPMENT, AT COST:		
Net of depreciation (Note 2)		0
Total Assets	$	300,326

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	127,330
Federal Income Tax Payable (Note 4)		0
Total current liabilities		127,330
PAYROLL PROTECTION PROGRAM LOAN (Note 3)		41,700
STOCKHOLDERS' EQUITY		
Common stock, par value $10 per share, 25,000 shares authorized, 800 shares issued and outstanding		8,000
Additional paid in capital		85,912
Retained earnings		37,384
Total stockholders' equity		131,296
Total Liabilities and Stockholders' Equity	$	300,326

The accompanying notes are an integral part of these financial statements.

WORLD CHOICE SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:	
Commissions income	$ 1,237,871
Fees received	504,649
Other Income	88,016
Interest income	30,370
Total revenues	1,860,906
EXPENSES:	
Commissions	1,372,463
Salaries	64,711
Regulatory fees	30,636
Insurance	40,555
General and administrative	129,021
Total expenses	1,637,386
INCOME BEFORE PROVISION FOR FEDERAL INCOME TAX	223,520
PROVISION FOR FEDERAL INCOME TAX (Note 4)	0
NET INCOME	$ 223,520

The accompanying notes are an integral part of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock		Additional Paid In Capital	Retained Earnings (Deficit)
	Shares	Amount		
BALANCE, December 31, 2019	800	$ 8,000	$ 85,912	$ (53,650)
Net Income				223,520
Dividends				(132,486)
BALANCE, December 31, 2020	800	$ 8,000	$85,912	$ 37,384

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 223,520
Adjustment to reconcile net income to net cash provided by operating activities	
Decrease in receivable from dealers	44,296
Decrease in prepaid expenses	31,917
(Decrease) in accrued commission	(83,235)
(Decrease) in Federal income tax Payable	(52,507)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	163,991
CASH FLOWS FROM INVESTING ACTIVITIES	
NET CASH (USED) FROM INVESTING ACTIVITIES	0
CASH FLOWS (USED) FROM FINANCING ACTIVITIES	
Increase in PPP Loan Payable	41,700
Payment of dividends	(132,486)
NET CASH (USED) FROM FINANCING ACTIVITIES	(90,786)
NET INCREASE IN CASH AND CASH EQUIVALENTS	73,205
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	42,926
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 116,131

The accompanying notes are an integral part
of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

World Choice Securities, Inc. (the Company) a Texas corporation was established in September of 1992 and changed its name on March 27, 1997. On October 1, 2017, 12% of the Company was sold to an individual and 88% was sold to the individual's firm, WCS Financial Group, Inc. Effective January 1, 2020 WCS Financial Group, Inc. purchased 12% of the Company from an individual. Effective January 1, 2020 WCS Financial Group, Inc. owns 100% of the Company.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

Effective January 1, 2020, WCS Financial Group, Inc. elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income. Because of the Subchapter S election by the parent company the provision for Federal income tax has been removed.

Advertising costs -

Advertising costs are expensed as incurred.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2) PROPERTY AND EQUIPMENT:

The Company currently leases the building, equipment and furnishings on a month-to-month lease.

(3) PAYCHECK PROTECTION PROGRAM LOAN:

On May 7, 2020, the Company received loan proceeds in the amount of $41,700 under the Paycheck Protection Program ("PPP"). The PPP, established by Section 1106(b) of the Coronavirus Aid, Relief and Economic Security Act ("CARES" Act"), provides for loans to qualifying businesses for amounts up to 2.5 times their average monthly payroll expenses. The loans and accrued interest are forgivable after 8 or 24 weeks (covered period) as long as the borrower uses the loan proceeds for eligible purposes (including payroll, benefits, rent and utilities) and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the 8 or 24 week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, the Company cannot be assured that the actions taken will cause the Company to be eligible for forgiveness of the loan, in whole or in part. The Company has submitted the application to the SBA for forgiveness of the PPP loan, but has not received notification as of this date that the loan has been forgiven.

The Company has included the PPP loan as a long-term liability on its financial statements. Per FINRA guidance, the Company has added the Forgivable Expense Amount back to net capital during and following the

(3) PAYCHECK PROTECTION PROGRAM LOAN (Continued):

covered period to the extent that the Company is able to demonstrate that its recorded expenses for the costs and payments constitute a Forgivable Expense Amount. The Company has created and retained documentation of the basis of the add-back, including a record of its computation of the Forgivable Expense Amount, a record of the costs and payments making up that amount, and a record of its estimate of any limits under Section 1106(d) with the basis for such estimate.

(4) FEDERAL INCOME TAXES:

Effective January 1, 2020, the parent company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

Federal income tax payable at December 31, 2019 was paid in 2020. The anticipated tax due for 2020 was included in dividends to stockholders in 2020.

(5) REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Advisory Fees- The company earns investment advisory fees from contracts with customers and through a third-party adviser to provide asset management and financial planning services. Management fees are assessed quarterly in arrears or at the beginning of the quarter. Fees are billed directly to customers or customer accounts when authorized and by a third-party adviser who forwards a portion of fees to World Choice through a Solicitors Agreement. The Company may contract with a customer to charge a flat fee based on work performed in account planning or analysis. Fees are recognized in the calendar quarter services are performed.

Introducing Broker/Dealer Revenue from Clearing Firm- The company earns commissions and fees from transactions and account handling in accounts held at the Company's clearing firm RBC Correspondent Services, LLC, whereby World Choice has introduced the customer as a correspondent of RBC.

Brokerage and Insurance Commissions and Fees- The Company earns commissions and fees from customer contracts for investment company products, annuities, insurance policies and alternative investments such as REITs or oil and gas programs. Accounts are established by way of direct application with the sponsor with World Choice as the broker of record. Revenue is earned according to Selling Agreements with sponsors and recognized in the period it was earned.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020
(CONTINUED)

(6) RELATED PARTY TRANSACTION:

World Choice Securities Inc. is a subsidiary of WCS Financial Group, Inc. During 2020, the only related party transactions were dividends paid to the parent company.

(7) NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to RBC CS LLC and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000, or 6 2/3% of Aggregate Indebtedness. At December 31, 2020, the Company has net capital of $172,728 which is $164,239 in excess of its required net capital of $8,489.

(8) SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2020 through February 24, 2021, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

(9) FOCUS REPORT PART II DIFFERENCE:

Difference between the accompanying financial statements and the Company's December 31, 2020, Focus Report Part II are as follows:

	Per Accompanying Financial Statement	Per Focus	Difference
Cash	$ 116,131	$ 115,863	$ 268
Clearing deposit	51,925	51,925	0
Receivable from dealers	132,270	132,538	(268)
Accounts payable, accrued liabilities, expenses and other payables	169,030	169,030	0
Stockholders' equity	131,296	131,296	0
			$ 0

WORLD CHOICE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2020

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 131,296
DEDUCTIONS	(268)
ADDITIONS	41,700
NET CAPITAL BEFORE HAIRCUTS	172,728
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(0)
NET CAPITAL	$ 172,728

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 169,030
TOTAL AGGREGATE INDEBTEDNESS	$ 127,330

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 8,489
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 8,489
Ratio: Aggregate Indebtedness to Net Capital	.737 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2020)

Net Capital as Reported in Company's Part II Focus Report	$ 172,728
Adjustments	(0)
Net Capital Per Above	$ 172,728

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
World Choice Securities, Inc.:

We have performed the procedures included in Rule 17a -5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by World Choice Securities, Inc., and the SIPC, solely to assist you and SIPC in evaluating World Choice Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. World Choice Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on World Choice Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of World Choice Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rhodes Osiek Petyk & Company

February 24, 2021

WORLD CHOICE SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2020

GENERAL ASSESSMENT	$	793
LESS PAYMENT MADE 7/31/20 WITH SIPC-6		(261)
ASSESSMENT BALANCE DUE		532
ASSESSMENT PAID WITH FORM SIPC-7T	$	532

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

TOTAL REVENUE FOCUS PART IIA LINE 9	$	1,860,906
TOTAL ADDITIONS		0
DEDUCTIONS:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products.		1,196,658
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		45,306
Net gain from securities in investment accounts.		162
Other revenue not related either directly or indirectly to the securities business.		88,016
The greater of (i)Total interest and dividend expense but not in excess of total interest and dividend income or (ii)40% margin interest earned on customers securities account		1,786
TOTAL DEDUCTIONS		1,331,928
SIPC NET OPERATING REVENUE	$	528,978
GENERAL ASSESSMENT @ .0015	$	793

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Paula J. Hunkler
Lisa M. Wharton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
World Choice Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) World Choice Securities, Inc. identified the following provisions of 17 C.F.R. Rule 15c 3-3(k) under which World Choice Securities, Inc. claimed an exemption from 17 C.F.R. Rule 240.15c 3-3 (k)(2)(ii) and 2) World Choice Securities, Inc. stated that World Choice Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. World Choice Securities, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World Choice Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c 3-3 under the Securities Exchange Act of 1934.

Rhodes Osiek Patyk & Company

Arlington, Texas

February 24, 2021

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

World Choice
securities, inc.

SEC
Mail Processing
Section
MAR 02 2021
Washington DC
413

World Choice Securities, Inc.
2020 Exemption Report

World Choice Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.153c3-3 under the following provision of 17 C.F.R.§240.15c3-3 (k):

The Company met the identified exemption provisions in 17 C.F.R. § 240.15.c3-3(k) (2) (ii) throughout the most recent fiscal year without exception.

World Choice Securities, Inc.

I, Robert K. Cargin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

President
February 24, 2021